EXHIBIT 21.01

LIST OF REGISTRANT’S SUBSIDIARIES

SUBSIDIARY NAME	JURISDICTION OF ORGANIZATION
FormFactor Europe Ltd.	United Kingdom
FormFactor Germany GmbH	Germany
FormFactor Hungary Licensing LLC	Hungary
FormFactor International, Inc.	Delaware, United States
FormFactor, KK	Japan
FormFactor Korea, Inc.	South Korea